SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Biohaven Pharmaceutical Holding Company Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G11196105

(CUSIP Number)

John W. Childs

c/o J.W. Childs Associates, L.P.

500 Totten Pond Road, 6th Floor

Waltham, MA 02451

(617) 753-1100

Copies to:

Stephen C. Koval

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

(212) 836-8019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11196105

1.	Names of Reporting Persons. John W. Childs
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,075,738
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,075,738
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,738[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% [2]
14.	Type of Reporting Person (See Instructions) IN

1 The Common Shares beneficially owned by Mr. Childs include 248,800 Common Shares underlying stock options that have vested as of the date hereof and 107,500 Common Shares underlying an immediately exercisable warrant. This number excludes Common Shares underlying stock options that are not vested as of the date hereof and will not be vested within 60 days of such date.

2 This calculation assumes that there are 36,071,883 Common Shares outstanding, which figure (i) is based on the Common Shares outstanding following the consummation of the initial public offering (“IPO”) as disclosed in the prospectus (35,715,583 shares) filed by the Issuer (as defined herein) with the Securities and Exchange Commission (“SEC”) on May 5, 2017, which is part of the Issuer’s Registration Statement on Form S-1 (File No. 333-217214) and (ii) assumes that the Common Shares issuable pursuant to the exercise of the stock options and warrant held by the Reporting Person that are exercisable on or before July 19, 2017, which is 60 days after the date hereof, are outstanding (356,300 shares).

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Shares, no par value, of Biohaven Pharmaceutical Holding Company, Ltd., a company formed under the laws of the Territory of the British Virgin Islands (the “Issuer”). The Issuer’s principal executive offices in the United States are located at:

c/o Biohaven Pharmaceuticals, Inc.

234 Church Street

New Haven, CT 06510

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by and on behalf of John W. Childs, referred to herein as “Mr. Childs” or the “Reporting Person”.

(b) The principal business address of the Reporting Person is:

c/o J.W. Childs Associates, L.P.

500 Totten Pond Road, 6th Floor

Waltham, MA 02451

(c) The Reporting Person’s principal occupation is serving as Chairman of J.W. Childs Associates, L.P., a private equity firm.

(d)-(e) During the past five years, Mr. Childs has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Childs is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the consummation of the IPO, Mr. Childs owned (i) 1,268,500 Common Shares held by the John W. Childs 2013 Revocable Trust, of which Mr. Childs is the sole trustee (the “Trust”), (ii) 1,035,938 shares of the Issuer’s Series A Preferred Shares held by the Trust, convertible into the Issuer’s Common Shares on a 1:1 basis, and (iii) 527,700 Common Shares underlying stock options and an immediately exercisable warrant of the Issuer.

On May 9, 2017, the Issuer consummated its IPO. Effective immediately prior to the closing of the IPO, each Series A Preferred Share automatically converted into one Common Share of the Issuer. The Trust purchased 415,000 Common Shares of the Issuer in the IPO at a price of $17.00 per share. The Common Shares purchased in the IPO were acquired using the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Common Shares for investment purposes. Consistent with such investment purposes, the Reporting Person may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Person may deem relevant to his investment in the Issuer, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) below.

The Reporting Person intends to review his investment in the Issuer on an ongoing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Shares, other investment opportunities available to the Reporting Person, concentration of positions in the portfolios managed by the Reporting Person, market conditions and general economic and industry conditions), the Reporting Person may take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, purchasing or disposing of the Common Shares or other financial instruments of or related to the Issuer, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as set forth above, the Reporting Person does not have any present plans that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information required by these paragraphs with respect to the Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference. The ownership percentage reported in Row 13 is based on 36,071,883 Common Shares outstanding as of the consummation of the Issuer’s IPO, which figure (i) is based on the Common Shares outstanding following the consummation of the IPO as disclosed in the prospectus (35,715,583 shares) filed by the Issuer with the SEC on May 5, 2017, which is part of the Issuer’s Registration Statement on Form S-1 (File No. 333-217214) and (ii) assumes that the Common Shares issuable pursuant to the exercise of the stock options and warrant held by the Reporting Person that are exercisable on or before July 19, 2017, which is 60 days after the date hereof, are outstanding (356,300 shares).

The number of Common Shares owned beneficially by Mr. Childs includes:

(i)	2,719,438 shares that are held by the Trust, of which Mr. Childs is the sole trustee;
(ii)	420,200 shares underlying stock options of the Issuer; and
(iii)	107,500 shares underlying an immediately exercisable warrant of the Issuer.

The stock option awards consist of four grants: (a) an option to purchase 212,500 common shares, of which 159,375 of the underlying shares have vested and the remaining 53,125 shares will vest in full on November 26, 2017; (b) an option to purchase 150,000 common shares, of which 75,000 of the underlying shares have vested and the remaining 75,000 shares will vest in two equal installments on October 23, 2017 and 2018; (c) an option to purchase 37,700 common shares, of which 9,425 of the underlying shares have vested and the remaining 28,275 shares will vest in three equal installments on December 15, 2017, 2018 and 2019; and (d) an option to purchase 20,000 common shares, of which 5,000 of the underlying shares have vested and the remaining 15,000 shares will vest in three equal installments on April 6, 2018, 2019 and 2020. All of the options were granted under the Issuer’s 2014 Equity Incentive Plan.

The Issuer issued a warrant to Mr. Childs to purchase 107,500 Common Shares at an exercise price of $9.2911 per share in exchange for his guaranty relating to the Issuer’s credit agreement with Wells Fargo Bank, National Association (“Wells Fargo”). Under the terms of the warrant, the warrant may be exercised at any time after the original issue date of January 26, 2017 until the second anniversary of the Issuer’s IPO.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

(c)	Except for the IPO, no other transactions in the Common Shares were effected by the Reporting Person during the 60 days prior to the date of this Schedule 13D.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

In connection with the Issuer’s IPO, the Issuer and certain persons, including Mr. Childs and the Trust, entered into an investors’ rights agreement (“Investors’ Rights Agreement”). Pursuant to the Investor’s Rights Agreement, the parties thereto have demand, piggyback and Form S-3 registration rights with respect to the Common Shares currently held by them, acquired by them in the future and issuable to them upon conversion of the Issuer’s convertible preferred shares.

Warrant

On August 30, 2016, the Issuer entered into a one-year credit agreement with Wells Fargo providing for a term loan in the principal amount of $5.0 million (“Credit Agreement”). The Issuer’s obligations under the Credit Agreement are guaranteed by Mr. Childs, who is also a member of the Issuer’s board of directors. In connection with Mr. Childs’ guaranty of the loan, the Issuer issued to Mr. Childs an immediately exercisable warrant to purchase 107,500 common shares at an exercise price of $9.2911 per share.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-217214) filed with the SEC on April 7, 2017)

Exhibit 2	Warrant No. 3 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-217214) filed with the SEC on April 7, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John W. Childs
JOHN W. CHILDS

Date: May 19, 2017